Filed Pursuant to Rule 433

Registration No. 333-187153
Issuer Free Writing Prospectus dated April 10, 2013
Relating to Preliminary Prospectus dated April 1, 2013

Free Writing Prospectus

This free writing prospectus relates only to the common stock of Omthera Pharmaceuticals, Inc. and should be read together with the preliminary prospectus dated April 1, 2013 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-187153) relating to the offering of these securities. On April 10, 2013, we filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1477598/000104746913004162/0001047469-13-004162-index.htm

References to “we,” “our,” “us,” “Omthera,” or “the Company” are used in the manner described in the Preliminary Prospectus. This free writing prospectus contains information set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus to reflect, among other things, recent developments relating to certain of our patents and our anticipated adoption of a classified board of directors in connection with the offering.  You should read Amendment No. 3 carefully before deciding to invest in our common stock.  The following summarizes certain information contained in Amendment No. 3 that supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under the first paragraph of “Risk Factors—Risks Relating to Our Intellectual Property Rights—It is difficult and costly to protect our intellectual property rights, and we cannot ensure the protection of these rights.” has been revised in its entirety as follows:

It is difficult and costly to protect our intellectual property rights, and we cannot ensure the protection of these rights.

Our commercial success will depend, in part, on obtaining and maintaining patent protection for our technologies, products and processes, successfully defending these patents against third-party challenges and successfully enforcing these patents against third party competitors. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowable or enforceable in our patents (including patents owned by or licensed to us). The patent applications for Epanova may never be approved by U.S. or foreign patent offices and the existing patents and patent applications relating to Epanova and related technologies may be challenged, invalidated or circumvented by third parties and might not protect us against competitors with similar products or technologies. For example, one of the two patents covering Epanova’s time-dependent coating is undergoing reexamination by the U.S. Patent and Trademark Office, and a third party has requested that the U.S. Patent and Trademark Office order a reexamination of the other of the two patents covering Epanova’s time-dependent coating.  Although we do not expect that an adverse decision in the foregoing reexamination matters will have a material adverse effect on our business, any determination during reexamination that claims of these patents are unpatentable, or a determination that narrowing of the patent claims is necessary to overcome the prior art, or a determination in a future proceeding that claims of other patents owned by or licensed to us are unpatentable, could deprive us of exclusionary rights that are important for the successful commercialization of Epanova or any other product candidates that we may develop.  In Europe, the patent covering the composition of Epanova’s gelatin capsule was opposed after grant, but successfully upheld during Opposition Proceedings. Two of the three Opponents have filed a Notice of Appeal seeking to overturn the judgments previously rendered in favor of patentability by both the Examining Division and the Opposition Division of the European Patent Office. If this patent is invalidated on appeal, our intellectual property position will be weakened and our business could be significantly harmed.

The disclosure set forth in the Preliminary Prospectus under the first paragraph of “Risk Factors—Risks Related to Our Common Stock—Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.” has been revised in its entirety as follows:

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•  a classified board of directors;

•  limitations on the removal of directors;

•  advance notice requirements for stockholder proposals and nominations;

•  the inability of stockholders to act by written consent or to call special meetings;

•  the ability of our board of directors to make, alter or repeal our amended and restated by-laws: and

•  the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

The disclosure set forth in the Preliminary Prospectus under “Management—Composition of our Board of Directors” has been revised to add the following information regarding our classified board of directors:

Immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2014 for Class I directors, 2015 for Class II directors and 2016 for Class III directors.

•                  Our Class I director will be George Horner;

•                  Our Class II directors will be David M. Mott and Graziano Seghezzi; and

•                  Our Class III director will be Gerald L. Wisler.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

*     *     *

The issuer has filed a registration statement including a prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, via email, at dg.prospectus_requests@baml.com, or by calling 866-500-5408, by contacting Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling (888) 603-5847, or by emailing barclaysprospectus@broadridge.com, or by contacting Leerink Swann, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by calling (800) 808-7525 ext. 4814.